
October 30, 2014

Via E-mail
Germán Quiroga
Co-Chief Executive Officer
Emmanuel Grenier
Co-Chief Executive Officer
Cnova N.V.
Professor Dr Dorgelolaan 30D
5613 AM Eindhoven
The Netherlands

> **Re:** **Cnova N.V.**
> **Pre-Effective Amendment No. 5 to Registration Statement on Form F-1**
> **Filed October 29, 2014**
> **File No. 333-196521**

Dear Messrs. Quiroga and Grenier:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page F-1

Unaudited Interim Condensed Consolidated Financial Statements, page F-66

Unaudited interim condensed consolidated statement of cash flows for the nine months ended September 30, 2013 and 2014, page F-69

1. We reviewed your response to comment 8 in our letter dated October 28, 2014. Referencing authoritative literature, please tell us why you believe it is appropriate to present promissory notes to suppliers that are due as bank overdrafts in the statements of cash flows. Please also tell us the amount of promissory notes to suppliers presented as bank overdrafts as of December 31, 2011, 2012 and 2013 and September 30, 2013 and

2014. Finally, please consider including a narrative in notes to the financial statements highlighting the distinction between cash and cash equivalent balances that are offset in the statements of cash flows and cash and cash equivalent balances that are offset in the balance sheets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Josh Kiernan, Esq.
        Andrew Weisberg, Esq.
        White & Case LLP